EXHIBIT 99.1

STAR BULK CARRIERS CORP.
REPORTS FINANCIAL RESULTS FOR THE FOURTH QUARTER AND YEAR ENDED DECEMBER 31, 2015

ATHENS, GREECE, February 29, 2015 – Star Bulk Carriers Corp. (the "Company" or "Star Bulk") (Nasdaq: SBLK), a global shipping company focusing on the transportation of dry bulk cargoes, today announced its unaudited financial and operating results for the fourth quarter and year ended December 31, 2015.
Financial Highlights

			Year ended	Year ended
(Expressed in thousands of U.S. dollars, except for daily rates and per share data)	Fourth quarter 2015	Fourth quarter 2014	December 31, 2015	December 31, 2014
Total Revenues	$64,154	$65,650	$234,286	$147,387
EBITDA (1)	$(281,907)	$15,615	$(333,776)	$41,937
Adjusted EBITDA (1)	$6,623	$16,564	$13,375	$43,565
Net income/(loss)	$(311,007)	$(8,074)	$(458,177)	$(11,723)
Adjusted Net income / (loss)	$(24,563)	$(4,680)	$(101,629)	$(2,265)
Earnings / (loss) per share basic and diluted	$(1.42)	$(0.08)	$(2.34)	$(0.20)
Adjusted earnings / (loss) per share basic and diluted	$(0.11)	$(0.05)	$(0.52)	$(0.04)
Average Number of Vessels	71.1	50.8	69.4	28.9
Time Charter Equivalent Rate ("TCE")	$7,886	$11,384	$8,063	$12,161
Average daily OPEX per vessel	$4,104	$4,704	$4,475	$5,037
Average daily OPEX per vessel (excluding pre-delivery expenses)	$3,966	$4,378	$4,233	$4,750

(1)	See the table at the back of this release for a reconciliation of EBITDA and Adjusted EBITDA to Net Cash Provided by / (Used in) Operating Activities, which is the most directly comparable financial measure calculated and presented in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). To derive Adjusted EBITDA we exclude non-cash gains/(losses) and non-recurring items.

Corporate Highlights

—	In February 2016, the Company has agreed to defer the delivery of 5 Newcastlemax vessels from 2016 to 2017 and 2018. 3 vessels were deferred from Q1 2016 to Q1 and Q3 2017 and 2 vessels were deferred from Q1 and Q2 2016 to Q1 2018. Consequently, an amount of $188.0 million of CAPEX originally due in 2016, has been deferred to 2017 and 2018.
—	During the last twelve months, the Company has pushed back the delivery of 16 vessels for 124 months in aggregate, or 8 months per vessel.
—	In February 2016, the Company has agreed to terminate two shipbuilding contracts reducing the newbuilding program of the Company by 4 vessels in total. In addition, the Company has also agreed to adjust its remaining CAPEX obligations for the remaining vessels under construction, resulting in an aggregate benefit of $223.1 million in CAPEX out of which $80.5 million in equity funding requirements.
—	Since December 2015, the Company has agreed to sell 10 vessels with total equity proceeds of $56.0 million after repayment of debt and CAPEX obligations. The vessels will be delivered to their new buyers during the first four months of 2016.
—	Over the last 14 months, the Company has disposed of 23 vessels: 6 newbuilding, 6 modern and 11 old vessels for total equity proceeds of $86.2 million after repayment of debt and CAPEX obligations.
—	On February 17, 2016 the Company announced the formation of a Capesize pool, Capesize Chartering Limited (“CCL”) with BOCIMAR INTERNATIONAL NV, GOLDEN OCEAN GROUP LIMITED and C TRANSPORT HOLDING LTD. Star Bulk has currently 7 vessels in the pool and expects to benefit from the improved scheduling ability that the joint marketing efforts of CCL provide.
—	The Company has pro-actively raised $425.0 million through 2 public equity offerings in January and May of 2015, while in November 2014, it has successfully completed the issuance of $50.0 million Senior Notes due in November 2019.
Petros Pappas, Chief Executive Officer of Star Bulk, commented:
“The last twelve months have proven to be the most challenging market for dry bulk shipping over the last 30 years, with lacklustre demand and persistent oversupply. Amidst such a depressed market, our top priority has been and remains, to improve our liquidity position and strengthen our balance sheet and financial runway.
“On the newbuilding front, we have reached agreements with our ship building yards and our lease financing institutions not to take delivery of 4 vessels. In addition, we have agreed to adjust the remaining CAPEX obligations for the remaining vessels under construction, saving in aggregate $223.1 million of CAPEX. We have also agreed to defer $188.0 million of CAPEX obligations for 5 Newcastlemax vessels from 2016 to 2017-2018.
“Furthermore, the recently announced sale of 10 vessels will boost our current liquidity position by $56.0 million after taking into account existing indebtedness and future CAPEX obligations. The above initiatives are complemented by $21.0 million savings through cost cutting measures, with our average daily OPEX per vessel for 2015 reduced by 11% y-o-y and our average Net Cash G&A Expenses per vessel reduced by 21.5% over the same period.
“Overall, the measures that we have taken to strengthen our balance sheet and improve our liquidity position during the last months, through equity raisings, vessel disposals and cancelations, delivery deferrals, purchase price reductions and cost cutting efforts are over $660 million.
“It is encouraging that the ship owners’ response to the challenging market through supply adjustment has been unprecedented. In the first two months of 2016, approximately 9 million dwt has been sold for demolition, compared to 30 million dwt for the full year of 2015. Owners discipline in 2016 and 2017 is key for a sustainable dry bulk recovery.”

Existing On the Water Fleet Profile (As of February 29, 2016)

	Vessel Name	Vessel Type	Capacity (dwt.)	Year Built	Date Delivered to Star Bulk
1	Goliath	Newcastlemax	209,537	2015	July-15
2	Gargantua	Newcastlemax	209,529	2015	April-15
3	Maharaj	Newcastlemax	209,472	2015	July-15
4	Star Poseidon	Newcastlemax	209,000	2016	February-16
5	Deep Blue (2)	Capesize	182,608	2015	May-15
6	Leviathan	Capesize	182,511	2014	September-14
7	Peloreus	Capesize	182,496	2014	July-14
8	Indomitable (2)	Capesize	182,476	2015	January-15
9	Obelix (2)	Capesize	181,433	2011	July-14
10	Star Martha	Capesize	180,274	2010	October-14
11	Star Pauline	Capesize	180,274	2008	December-14
12	Pantagruel	Capesize	180,181	2004	July-14
13	Star Borealis	Capesize	179,678	2011	September-11
14	Star Polaris	Capesize	179,600	2011	November-11
15	Star Angie	Capesize	177,931	2007	October-14
16	Big Fish	Capesize	177,643	2004	July-14
17	Kymopolia	Capesize	176,990	2006	July-14
18	Big Bang	Capesize	174,109	2007	July-14
19	Star Aurora	Capesize	171,199	2000	September-10
20	Star Despoina	Capesize	170,162	1999	December-14
21	Star Eleonora	Capesize	164,218	2001	December-14
22	Star Monisha	Capesize	164,218	2001	February-15
23	Amami	Post Panamax	98,681	2011	July-14
24	Madredeus	Post Panamax	98,681	2011	July-14
25	Star Sirius	Post Panamax	98,681	2011	March-14
26	Star Vega	Post Panamax	98,681	2011	February-14
27	Star Angelina	Kamsarmax	82,981	2006	December-14
28	Star Gwyneth	Kamsarmax	82,790	2006	December-14
29	Star Kamila	Kamsarmax	82,769	2005	September-14
30	Pendulum	Kamsarmax	82,619	2006	July-14
31	Star Maria	Kamsarmax	82,598	2007	November-14
32	Star Markella	Kamsarmax	82,594	2007	September-14
33	Star Danai	Kamsarmax	82,574	2006	October-14
34	Star Georgia	Kamsarmax	82,298	2006	October-14
35	Star Sophia	Kamsarmax	82,269	2007	October-14
36	Star Mariella	Kamsarmax	82,266	2006	September-14
37	Star Moira	Kamsarmax	82,257	2006	November-14
38	Star Nina	Kamsarmax	82,224	2006	January-15
39	Star Renee	Kamsarmax	82,221	2006	December-14
40	Star Nasia	Kamsarmax	82,220	2006	August-14
41	Star Laura	Kamsarmax	82,209	2006	December-14
42	Star Jennifer	Kamsarmax	82,209	2006	April-15
43	Star Helena	Kamsarmax	82,187	2006	December-14
44	Mercurial Virgo	Kamsarmax	81,545	2013	July-14
45	Magnum Opus (2)	Kamsarmax	81,022	2014	July-14

46	Star Iris	Panamax	76,466	2004	September-14
47	Star Aline	Panamax	76,429	2004	September-14
48	Star Emily	Panamax	76,417	2004	September-14
49	Star Vanessa	Panamax	72,493	1999	November-14
50	Idee Fixe (1)	Ultramax	63,458	2015	March-15
51	Roberta (1)	Ultramax	63,426	2015	March-15
52	Laura (1)	Ultramax	63,399	2015	April-15
53	Kaley (1)	Ultramax	63,283	2015	June-15
54	Kennadi	Ultramax	63,262	2016	January-16
55	Star Challenger	Ultramax	61,462	2012	December-13
56	Star Fighter	Ultramax	61,455	2013	December-13
57	Star Lutas	Ultramax	61,347	2016	December-13
58	Honey Badger	Ultramax	61,320	2015	February-15
59	Wolverine	Ultramax	61,292	2015	February-15
60	Star Antares	Ultramax	61,258	2015	October-15
61	Star Acquarius	Ultramax	60,916	2015	July-15
62	Star Pisces	Ultramax	60,916	2015	August-15
63	Strange Attractor	Supramax	55,742	2006	July-14
64	Star Omicron	Supramax	53,489	2005	April-08
65	Star Gamma	Supramax	53,098	2002	January-08
66	Star Zeta	Supramax	52,994	2003	January-08
67	Star Delta	Supramax	52,434	2000	January-08
68	Star Theta	Supramax	52,425	2003	December-07
69	Star Epsilon	Supramax	52,402	2001	December-07
70	Star Cosmo	Supramax	52,246	2005	July-08
71	Star Kappa	Supramax	52,055	2001	December-07
72	Star Michele	Handymax	45,588	1998	October-14
		Total dwt:	7,615,187

(1) Subject to a bareboat charter that is accounted for as a capital lease.
(2) We have agreed to sell this vessel but have not yet delivered it to its new owner.
Chartered In Vessel (As of February 29, 2016)
Vessel Name	Type	Capacity (dwt.)	Year Built
Astakos (ex - Maiden Voyage)	Supramax	58,722	2012
	Total dwt:	58,722

Newbuilding Vessels (As of February 29, 2016)

	Vessel Name	Vessel Type	Capacity (dwt.)	Shipyard	Expected Delivery Date
1	HN 1359 (tbn Star Marisa) (1)	Newcastlemax	208,000	SWS, China	Mar-16
2	HN 1372 (tbn Star Libra) (1)	Newcastlemax	208,000	SWS, China	Apr-16
3	HN 1360 (tbn Star Ariadne) (1)	Newcastlemax	208,000	SWS, China	Feb-17
4	HN 1342 (tbn Star Gemini)	Newcastlemax	208,000	SWS, China	Jul-17
5	HN 1371 (tbn Star Virgo) (1)	Newcastlemax	208,000	SWS, China	Jan-17
6	HN 1361 (tbn Star Magnanimus) (1)	Newcastlemax	208,000	SWS, China	Jan-18
7	HN 1343 (tbn Star Leo) (2)	Newcastlemax	208,000	SWS, China	Jan-18
8	HN 1313 (tbn Jenmark) (3)	Capesize	180,000	SWS, China	Mar-16
9	HN 1338 (tbn Star Aries) (3)	Capesize	180,000	SWS, China	Feb-16
10	HN 1339 (tbn Star Taurus)(3)	Capesize	180,000	SWS, China	Apr-16
11	HN 1081 (tbn Mackenzie)	Ultramax	64,000	New Yangzijiang, China	Mar-16
		Total dwt:	2,060,000

(1) Subject to a bareboat charter that will be accounted for as a capital lease.
(2) To be financed under a capital lease.
(3) Newbuilding vessel agreed to be sold upon its delivery from the shipyard.

Recent Developments
A.	NB Deliveries:

a.	On January 6, 2016, we took delivery of Star Lutas (ex HN NE 197) a 61,000 dwt Ultramax bulk carrier built by Nantong COSCO KHI-Ship Engineering Co. (“NACKS”).
b.	On January 8, 2016, we took delivery of Kennadi (ex HN 1080) 63,500 dwt Ultramax bulk carrier built by Jiangsu New Yangzi Shipbuilding Co. (“YZJ”).
c.	On February 26, 2016, we took delivery of Star Poseidon (ex HN NE 198) 209,000 dwt Newcastlemax bulk carrier built by NACKS.

B.	Vessel disposals:

Operating Vessels:

a.	On January 29, 2016, we agreed the sale of Obelix. The vessel is expected to be delivered to its new owners within March- April 2016.
b.	On February 3, 2016, Tsu Ebisu was delivered to its new owners.
Ex-yard sales:

a.	On January 7, 2016, we took delivery and delivered to its new owners Behemoth (ex HN 5055), a 182,000 dwt Capesize bulk carrier built by Japan Marine United (“JMU”).
b.	On January 11, 2016, we took delivery of Bruno Marks (ex HN 1312), a 182,000 dwt Capesize bulk carrier built by Shanghai Waigaoqiao Shipbuilding Co. (“SWS”). On January 15, 2016 Bruno Marks was delivered to its new owners.
c.	On January 26, 2016, we took delivery and delivered to its new owners Megalodon (ex HN 5056), a 182,000 dwt Capesize bulk carrier built by Japan Marine United (“JMU”).

C.	Shipbuilding contracts reassignment:

In February 2016, we agreed in principle with certain shipyards to terminate two shipbuilding contacts. We will have no future capital expenditure obligations on these vessels once definitive documentation is executed.

Fourth Quarter 2015 and 2014 Results (*)
(*)            Amounts relating to variations in period-on-period comparisons shown in this section are derived from the actual numbers in our books and records.
             Capitalized terms used but not defined herein shall have the meaning ascribed to them in our Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed with the SEC on April 8, 2015.
For the fourth quarter of 2015, total voyage revenues were $64.1 million compared to $65.5 million for the fourth quarter of 2014. While our average number of vessels increased to 71.1 in the fourth quarter of 2015, from 50.8 vessels in the fourth quarter of 2014, the decrease in voyage revenues was due to significantly lower charterhire rates prevailing in the dry bulk market during the fourth quarter of 2015.
For the fourth quarter of 2015, operating loss was $304.2 million, compared to operating loss of $2.7 million for the fourth quarter of 2014, primarily due to a non-cash impairment loss of $287.7 million.
Net loss for the fourth quarter of 2015 was $311.0 million, or $1.42 loss per basic and diluted share, calculated based on 219,120,612 weighted average number of basic and diluted shares. Net loss for the fourth quarter of 2014 was $8.1 million, or $0.08 loss per basic and diluted share, based on 97,623,578 weighted average number of basic and diluted shares.
Net loss for the fourth quarter of 2015 mainly included the following non-cash items:
—	Impairment loss of $287.7 million or $1.31 per basic and diluted share, in connection with (i) the agreements signed to sell certain operating vessels and newbuilding vessels upon their delivery from the shipyards, and (ii) our impairment analysis performed for the year ended December 31, 2015. The impairment loss includes $106.1 million for the write-off of the fair value adjustment recognized upon our merger with Oceanbulk in July 2014;
—	Amortization of fair value of above market acquired time charters of $0.5 million, or $0.002 per basic and diluted share, associated with time charters attached to three acquired vessels (Amami, Madredeus and Star Martha). These above market time charters are amortized over the duration of each charter as a decrease to voyage revenues;
—	Expenses of $0.6 million, or $0.003 per basic and diluted share, relating to stock-based compensation recognized in connection with shares issued to our directors and employees; and
—	Unrealized gain on derivative instruments not designated as accounting hedges of $2.6 million, or $0.01 per basic and diluted share.

Excluding all non-cash items, net loss for the fourth quarter of 2015 would have been $24.6 million, or $0.11 loss per basic and diluted share, based on 219,120,612 weighted average number of basic and diluted shares.
Net loss for the fourth quarter of 2014 mainly included the following non-cash items:
—	Amortization of fair value of above market acquired time charters of $1.6 million, or $0.02 per basic and diluted share, associated with time charters attached to five acquired vessels. These above market time charters are amortized over the respective charter durations as a decrease to voyage revenues;
—	Expenses of $1.0 million, or $0.01 per basic and diluted share, relating to the stock-based compensation expense recognized in connection with the shares issued to our directors and employees; and
—	Unrealized loss from derivative instruments of $0.9 million, or $0.009 per basic and diluted share.
Excluding all non-cash items, net loss for the fourth quarter of 2014 would have been $4.7 million, or $0.05 loss per basic and diluted share, based on 97,623,578 weighted average number of basic and diluted shares.
Adjusted EBITDA for the fourth quarter of 2015 and 2014 was $6.6 million and $16.6 million, respectively. A reconciliation of EBITDA and adjusted EBITDA to net cash provided by cash flows from operating activities is set forth below.
During the fourth quarter of 2015 and 2014, the average number of vessels in our operating fleet was 71.1 and 50.8, respectively, which earned an average Time Charter Equivalent, or “TCE” of $7,886 and $11,384 per day,

respectively. We refer you to footnote 8 under the heading "Summary of Selected Data” set forth below for information regarding our calculation of TCE rates.
For the fourth quarter of 2015, voyage expenses were $20.6 million, compared to $21.7 million for the fourth quarter of 2014. Despite the increase in the average number of our vessels in the fourth quarter of 2015 as compared to the fourth quarter of 2014, and the increased level of spot market activity that is associated with higher voyage expenses than time charters, the slight decrease in voyage expenses is mainly attributable to a significant decrease in the price of oil, representing a 20% decrease to our fuel costs.
For the fourth quarter of 2015, charter hire expense was $0.9 million, representing the expense for leasing back the vessel Astakos (ex-Maiden Voyage), which we sold in September 2015.
For the fourth quarter of 2015 and 2014, vessel operating expenses totalled $26.5 million and $22.0 million, respectively. Although the increase in operating expenses was due to higher average number of vessels in the fourth quarter of 2015 compared to the fourth quarter of 2014, our average daily operating expenses per vessel for the fourth quarter of 2015 decreased by 13% to $4,104, compared to $4,704 during the fourth quarter of 2014, as a result of synergies and economies of scale from operating a larger fleet and our continued efforts to reduce operating costs in the existing challenging environment. In addition, vessel operating expenses for the fourth quarter of 2015 and 2014 included $0.9 million and $1.5 million, respectively, of pre-delivery expenses, which related to the initial crew manning and the initial supply of stores for our vessels upon delivery. Excluding all pre-delivery expenses, our average daily operating expenses per vessel for the fourth quarter of 2015 and 2014 were $3,966 and $4,378, respectively, representing a 9.4% decrease.
Dry docking expenses for the fourth quarter of 2015 and 2014 were $1.8 million and $0.5 million, respectively. During the fourth quarter of 2015, four of our vessels underwent their periodic dry docking surveys, compared to one vessel in the fourth quarter of 2014.
Depreciation expense increased to $21.8 million for the fourth quarter of 2015, compared to $16.6 million for the fourth quarter of 2014. The increase was due to the higher average number of vessels in our fleet in the fourth quarter of 2015 compared to the fourth quarter of 2014, partially offset by an increase in the estimated scrap rate per light weight ton from $200 to $300, which became effective as of January 1, 2015 following our management’s reassessment of the scrap rate, based on the historical average demolition market prices.
Management fees for the fourth quarter of 2015 and 2014 were $2.0 million and $0.04 million, respectively. During the fourth quarter of 2015, management fees included a daily fee of $295 per vessel to Ship Procurement Services S.A. (“SPS”), an unaffiliated third party, which we engaged on January 1, 2015 to provide our fleet with certain procurement and remote vessel performance monitoring services. In addition, management fees for the fourth quarter of 2015 included a monthly fee of $17,500 we paid to Maryville Maritime Inc. (“Maryville”) for the management of one of the Excel Vessels, Star Martha, until the expiration of its existing time charter agreement in November 2015.
During the fourth quarter of 2015, we had $6.9 million of general and administrative expenses, compared to $7.8 million during the fourth quarter of 2014. During the fourth quarter of 2015 we incurred costs of $0.9 million relating to professional services provided to us relating to legal and consulting. These services were completed within the fourth quarter of 2015 and such costs will not burden our general and administrative expenses in the following quarters. If we exclude these costs, our average daily net cash general and administrative expenses per vessel for the fourth quarter of 2015, were $1,140, compared to $1,416 during the same period in 2014, representing a 20% decrease.
During the fourth quarter of 2015, we recorded an impairment loss of an aggregate of $287.7 million in connection with (i) the agreements to sell certain operating vessels and newbuilding vessels upon their delivery from the shipyards, and (ii) our impairment analysis performed for the year ended December 31, 2015. This impairment loss includes $106.1 million related to the write-off of the fair value adjustment recognized upon the merger with Oceanbulk in July 2014 in connection with acquired operating and newbuilding vessels.
Interest and finance costs for the fourth quarter of 2015 and 2014 were $8.1 million and $5.0 million, respectively. The increase is attributable to the higher average balance of our outstanding indebtedness of

$1,006.6 million for the fourth quarter of 2015, including $50.0 million under the 8.00% Senior Notes and our capital lease obligations, compared to $692.3 million for the fourth quarter of 2014. In addition, for the fourth quarter of 2015, interest and finance costs included $0.5 million of realized loss on hedging interest rate swaps compared to $1.0 million in the fourth quarter of 2014. Interest and finance costs incurred in the fourth quarter of 2015 and 2014 were partially set-off with interest capitalized from general debt of $2.8 million and $3.5 million, respectively, in connection with the payments made for our newbuilding vessels.
Gain on derivative financial instruments for the fourth quarter of 2015 was $1.0 million. Our hedge effectiveness test for the second quarter of 2015 indicated that the hedging relationship of certain of our interest rate swaps no longer qualified for special hedge accounting. We, therefore, de-designated these swaps as accounting cash flow hedges as of April 1, 2015. Accordingly, realized and unrealized gains/losses from these swaps from April 1, 2015 onwards have been recorded in our statement of operations under Gain/Loss on derivative financial instruments. During the period that these swaps qualified for hedge accounting, their realized and unrealized gains/losses were recorded under interest and finance cost and equity, to the extent effective, respectively. No unrealized losses from swaps were recorded under gain on derivative financial instruments in the fourth quarter of 2014, since all of our interest rate swaps at that time were designated as cash flow hedges.

Years ended December 31, 2015 and 2014 Results (*)
(*)	Amounts relating to variations in period-on-period comparisons shown in this section are derived from the actual numbers in our books and records
          Capitalized terms used but not defined herein shall have the meaning ascribed to them in our Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed with the SEC on April 8, 2015.
For the year ended December 31, 2015, total voyage revenues were $234.0 million, compared to $145.0 million for the same period in 2014. This increase was mainly due to the increase in the average number of our vessels to 69.4 in the year ended December 31, 2015, from 28.9 vessels in the same period in 2014. The increase in voyage revenues from the additional vessels was partially offset by significantly lower charterhire rates prevailing in the dry bulk market during the year ended December 31, 2015, compared to the same period in 2014.
Management fee income during the year ended December 31, 2015 was $0.3 million, compared to $2.3 million for the same period in 2014. This decrease was mainly due to the decrease in the average number of third-party vessels under management to 1.0 vessel for the year ended December 31, 2015, from 8.6 vessels in the same period in 2014. As a result of the acquisition of Oceanbulk, 11 Oceanbulk vessels that had been under our management became part of our fleet as of July 11, 2014. We, therefore, stopped receiving fees for the management of these vessels.
For the year ended December 31, 2015, operating loss was $425.6 million, compared to operating loss of $1.4 million for the same period in 2014, primarily due to the combination of:
—	a non-cash impairment loss and a loss from sale of vessels of $322.0 million and $20.6 million, respectively, recognized during the year ended December 31, 2015;
—	lower charterhire rates for dry bulk carrier vessels in the year ended December 31, 2015;
—	the write-off of an above market acquired time charter of $2.1 million in connection with the sale of Star Big in 2015;
—	a non-cash gain from bargain purchase of $12.3 million recognized in 2014 as a result of the acquisition of Oceanbulk; and
—	other operational gain of $10.0 million recorded in the year ended December 31, 2014, consisting of:
(i)	gain of $8.0 million from the sale to a third party of our claim against the previous charterer of the Star Borealis for charter party repudiation due to early redelivery of the vessel, which was collected in full in October 2014;
(ii)	$1.4 million from the extinguishment of the liability to the previous charterer of Star Borealis, related to the amount of fuel and lubricants remaining on the board at the time of the charter repudiation
(iii)	$0.2 million rebate from our previous manning agent; and
(iv)	$0.5.million gain derived from a hull and machinery claim and protection and indemnity claims.

Net loss for the year ended December 31, 2015 was $458.2 million, or $2.34 loss per basic and diluted share, calculated based on 195,623,363 weighted average number of basic and diluted shares. Net loss for the year ended December 31, 2014 was $11.7 million, or $0.2 loss per basic and diluted share, calculated based on 58,441,193 weighted average number of basic and diluted shares.
Net loss for the year ended December 31, 2015 included mainly the following non-cash items:
—	Amortization of fair value of above market acquired time charters of $9.5 million, or $0.05 per basic and diluted share, associated with time charters attached to seven acquired vessels. These above market time charters are amortized over the duration of each respective charter as a decrease to voyage revenues;
—	Expenses of $2.7 million, or $0.01 per basic and diluted share, relating to stock-based compensation expenses recognized in connection with shares issued to our directors and employees;
—	Impairment loss of $322.0 million, or $1.65 per basic and diluted share, relating to: (i) the agreements signed to sell certain operating vessels and newbuilding vessels upon their delivery from the shipyards, (ii) two agreements to reassign the corresponding leases for two newbuilding vessels back to the owners of each vessel for a one-time payment to us of $5.8 million each, and (iii) our impairment analysis performed for the year ended December 31, 2015. The impairment loss includes an amount of $126.8 million representing write-off of the fair value adjustment recognized upon our merger with Oceanbulk in July 2014;
—	Write-off of above market acquired time charter of $2.1 million, or $0.01 per basic and diluted share, relating to the early redelivery of the vessel Star Big, which took place in connection with its sale;
—	Loss on sale of vessel of $20.6 million, or $0.11 per basic and diluted share, relating to the sale of certain operating vessels; and
—	Equity in income of investee of $0.2 million, or $0.001 per basic and diluted share.
Excluding all non-cash items, net loss for the year ended December 31, 2015 would have been $101.6 million, or $0.52 loss per basic and diluted share, based on 195,623,363 weighted average number of basic and diluted shares.
Net loss for the year ended December 31, 2014 included mainly the following non-cash items:
—	Amortization of fair value of above market acquired time charters of $6.1 million, or $0.10 per basic and diluted share, associated with time charters attached to five acquired vessels. These above market time charters are amortized over the duration of each respective charter as a decrease to voyage revenues;
—	Expenses of $5.8 million, or $0.10 per basic and diluted share, relating to stock-based compensation expenses recognized in connection with shares issued to directors and employees;
—	Unrealized loss from derivative instruments of $1.7 million, or $0.03 per basic and diluted share.
—	A loss on bad debts of $0.2 million, or $0.004 per basic and diluted share, associated with the write-off of disputed charterer balances;
—	A gain of $1.4 million, or $0.02 per basic and diluted share, in connection with the extinguishment of liability to the previous charterer of Star Borealis, relating to the amount of fuel and lubricants remaining on board the vessel at the time of the charter repudiation; and
—	A gain from bargain purchase of $12.3 million, or $0.21 per basic and diluted share, resulting from the acquisition of Oceanbulk and the Pappas Companies.

In addition, net loss for the year ended December 31, 2014 included non-recurring transaction costs of $9.4 million, or $0.16 per basic and diluted share, in connection with the the acquisition of Oceanbulk.
Excluding all non-cash items and the non-recurring transaction costs, net loss for the year ended December 31, 2014 would have been $2.3 million, or $0.04 loss per basic and diluted share, based on 58,441,193 weighted average number of basic and diluted shares.
Adjusted EBITDA for the year ended December 31, 2015 and 2014 was $13.4 million and $43.6 million, respectively. A reconciliation of EBITDA and adjusted EBITDA to net cash provided by cash flows from operating activities is set forth below.
During the year ended December 31, 2015 and 2014, we owned and operated an average of 69.4 and 28.9 vessels, respectively, earning an average TCE rate of $8,063 and $12,161 per day, respectively. We refer you to footnote 8 under the heading “Summary of Selected Data” set forth below for information regarding our calculation of TCE rates.

For the year ended December 31, 2015, voyage expenses were $72.9 million, compared to $42.3 million for the year ended December 31, 2014. The increase in voyage expenses was due to the increase in the average number of vessels for the year ended December 31, 2015, as well as the increased level of spot market activity, which is associated with higher voyage expenses than time charters, partially offset by the decrease in the price of oil.
For the year ended December 31, 2015, charter hire expense was $1.0 million, representing the expense for leasing back the vessel Astakos (ex-Maiden Voyage), which we sold in September 2015.
For the year ended December 31, 2015 and 2014, vessel operating expenses were $112.8 million and $53.1 million, respectively. The increase in operating expenses was mainly due to higher average number of vessels during the year ended December 31, 2015 as compared to the same period in 2014. Our average daily operating expenses per vessel for the year ended December 31, 2015 were $4,475, compared to $5,037 during the same period in 2014, representing a 11% reduction as a result of synergies and economies of scale from operating a larger fleet. In addition, vessel operating expenses for the year ended December 31, 2015 and 2014 included $6.1 million and $3.0 million of pre-delivery expenses, respectively, which related to the initial crew manning and the initial supply of stores for our vessels upon delivery. Excluding all non-recurring pre-delivery expenses, our average daily operating expenses per vessel for the year ended December 31, 2015 and 2014 were $4,233 and $4,750 respectively, representing an 11% decrease.
Dry docking expenses for the year ended December 31, 2015 and 2014 were $15.0 million and $5.4 million, respectively. During the year ended December 31, 2015, 23 of our vessels underwent their periodic dry docking surveys, compared to four vessels in the same period in 2014.
Depreciation expense increased to $82.1 million for the year ended December 31, 2015, compared to $37.2 million for the same period in 2014. The increase was due to the higher average number of vessels in our fleet in the year ended December 31, 2015 compared to the same period in 2014, partially offset by an increase in the estimated scrap rate per light weight ton from $200 to $300, which became effective as of January 1, 2015 following our management’s reassessment based on the historical average demolition prices prevailing in the market.
Management fees for year ended December 31, 2015 and 2014 were $8.4 million and $0.2 million, respectively. During the year ended December 31, 2015, management fees included a daily fee of $295 per vessel to SPS, an unaffiliated third party, which we engaged on January 1, 2015 to provide our fleet with certain procurement and remote vessel performance monitoring services. In addition, management fees for the year ended December 31, 2015 included a monthly fee of $17,500 we paid to Maryville Maritime Inc. (“Maryville”) for the management of one of three of the Excel Vessels (Star Martha, Star Pauline and Star Despoina) until the expiration of their existing time charter agreements (the last expired in November 2015).
Bad debt expenses was $ 0.2 million for the year ended December 31, 2014, representing a write-off related to unpaid hires from charterers since we determined that such amounts were not recoverable. No bad debt expense was recognized during the year ended December 31, 2015.
During the year ended December 31, 2015, we had $23.6 million of general and administrative expenses, compared to $32.7 million during the year ended December 31, 2014. The decrease was mainly due to non-recurring transaction costs of $9.4 million, which we incurred during the year ended December 31, 2014 in connection with the acquisition of Oceanbulk, and stock-based compensation expenses of $1.8 million, also incurred during the year ended December 31, 2014, relating to a severance payment to our former Chief Executive Officer. Excluding the above mentioned non-recurring transaction costs and stock based compensation expense for both years 2015 and 2014 of $2.7 million and $4.0 million, respectively, general and administrative expenses increased by 19% because of the increase in average number of employees by 30% during the year 2015 compared to the same period in 2014. Our average daily net cash general and administrative expenses per vessel day (including all management fees) for the year ended December 31, 2015 were $1,134, compared to $1,455 during the same period in 2014, representing a 22% decrease. This reduction was achieved despite the increase in wage expenses resulting from the increase in our number of employees during the year ended December 31, 2015 as compared to the same period in 2014 due to the increase of our fleet.

During the year ended December 31, 2015, we recorded an impairment loss of an aggregate of $322.0 million relating to: (i) the agreements signed to sell certain operating vessels and newbuilding vessels upon their delivery from the shipyards, (ii) two agreements to reassign the corresponding leases for two newbuilding vessels back to the vessels’ owners for a one-time payment to us of $5.8 million each, and (iii) our impairment analysis performed for the year ended December 31, 2015. The impairment loss includes an amount of $126.8 million representing write-off of the fair value adjustment recognized upon our merger with Oceanbulk in July 2014.
During the year ended December 31, 2015, we recognized a $2.1 million write-off of the unamortized fair value of the above market acquired time charter of the vessel Star Big due to its redelivery prior to the end of its time charter in connection with its sale and delivery to its new owners in June 2015.
For the year ended December 31, 2015, other operational gain of $0.6 million mainly consisting of cash received from the sale of KLC shares acquired in past years in connection with the rehabilitation plan. For the year ended December 31, 2014, other operational gain of $10.0 million consisted of: (i) $8.0 million of revenue from the sale to a non-related third party of the claim against the previous charterer of Star Borealis for charter party repudiation due to early redelivery of the vessel, (ii) $1.4 million regarding the extinguishment of the liability to the previous charterer of Star Borealis, related to the amount of fuel and lubricants remaining on board at the time of the charter repudiation, (iii) $0.2 million rebate from our previous manning agent and (iv) 0.5 million gain derived from a hull and machinery claim and protection and indemnity claims.
During the year ended December 31, 2015 we recognized an aggregate loss on sale of vessels of $20.6 million relating to the sale of certain operating and newbuilding vessels. Total proceeds from these sales were $71.4 million, of which $1.1 million was received in 2014 as an advance for the sale of the Star Kim.
During the year ended December 31, 2014, we recorded a gain from bargain purchase of $12.3 million, resulting from the acquisition of Oceanbulk, representing the excess of the fair value of the net assets acquired over the aggregate purchase consideration.
Interest and finance costs for the year ended December 31, 2015 and 2014 were $29.7 million and $9.6 million, respectively. The increase is attributable to the higher average balance of our outstanding indebtedness of $957.1 million for the year ended December 31, 2015, including $50.0 million under the 8.00% Senior Notes and our capital lease obligations, compared to $412.3 million for the same period in 2014. In addition, for the year ended December 31, 2015, interest and finance costs included $2.4 million relating to interest rate swaps compared to $1.1 million for the year ended December 31, 2014. Interest and finance costs incurred in the year ended December 31, 2015 and 2014 were set-off with interest capitalized from general debt of $12.1 million and $7.8 million, respectively, in connection with the payments made for our newbuilding vessels.
During the year ended December 31, 2015 and 2014, we recorded $1.0 million and $0.7 million, respectively, of loss on debt extinguishment in connection with the non-cash write off of unamortized deferred finance charges due to prepayments of certain of our loan facilities.
We recorded a loss on derivative financial instruments for the year ended December 31, 2015 of $3.3 million, which included realized and unrealized gains/losses from swaps that were de-designated as accounting cash flow hedges from April 1, 2015 onwards (date of de-designation). Loss on derivative financial instruments of $0.8 million during the year ended December 31, 2014, represented the non-cash loss from the mark to market valuation of four of our interest rate swaps up to August 31, 2014, the date we designated the respective interest rate swaps as cash flow hedges.

Liquidity and Capital Resources
Cash Flows

Net cash used in operating activities for the year ended December 31, 2015 was $14.6 million. Net cash provided by operating activities for the year ended December 31, 2014 was $12.8 million. The TCE rate for the year ended December 31, 2015 and 2014 was $8,063 and $12,161, respectively.
Net cash used in investing activities for the year ended December 31, 2015 and 2014, was $397.5 million and $437.1 million, respectively.
For the year ended December 31, 2015, net cash used in investing activities consisted of:
—	$434.3 million paid for advances and other capitalized expenses for our newbuilding vessels;
—	$39.5 million paid for the acquisition of secondhand vessels (for the last six Excel Vessels);
—	$0.1 million for the acquisition of other fixed assets;
offset by:
—	$70.3 million of proceeds from the sale of vessels;
—	a one-time payment of $5.8 million received in connection with our agreement to reassign a lease for a newbuilding vessel back to the vessel’s owner; and
—	$0.3 million of hull and machinery insurance proceeds.
For the year ended December 31, 2014, net cash used in investing activities consisted of:
—	$117.9 million paid for advances and other capitalized expenses for our newbuilding vessels;
—	$400.0 million paid for the acquisition of secondhand vessels (including certain Excel Vessels);
—	$0.6 million paid for the acquisition of other fixed assets;
—	$4.9 million cash consideration paid for the acquisition of the above fair market charter parties attached to three Excel Vessels;
—	$0.2 million paid for the acquisition of 33% of the total outstanding common stock of Interchart Shipping Inc., a Liberian company that acts as a chartering broker to our fleet; and
—	a net increase of $11.5 million in restricted cash;
offset by:
—	$0.6 million of hull and machinery insurance proceeds;
—	$96.3 million cash assumed as part of the acquisition of Oceanbulk and the Pappas Companies; and
—	$1.1 million received, representing the 20% advance received based on the agreement signed in December 2014 to sell the vessel Star Kim (one of the Excel Vessels), which was delivered to her new owners in January 2015.
Net cash provided by financing activities for the year ended December 31, 2015 and 2014 was $534.2 million and $456.7 million, respectively.
For the year ended December 31, 2015, net cash provided by financing activities consisted of:
—	proceeds from bank loans and Excel Vessel Bridge Facility of $291.3 million for (i) the financing of delivery installments for nine of our newbuilding vessels that were delivered during the period, (ii) cash consideration for the acquisition of the last six Excel Vessels; and (iii) the repayment in full of the Excel Vessel Bridge Facility;
—	increase in capital lease obligations of $82.7 million, relating to four newbuilding vessels delivered during the period under bareboat charters; and
—	$418.8 million of proceeds from two public offerings of our common shares, which were completed in January 2015 and May 2015, net of underwriting discounts and commissions and less offering expenses of $1.0 million;
offset by:
—	financing fees paid of $13.1 million; and
—	an aggregate of $244.5 million paid in connection with the regular amortization of outstanding vessel financings, capital lease installments and prepayments of certain of our loan facilities.

For the year ended December 31, 2014, net cash provided by financing activities consisted of:

—	proceeds from bank loans and Excel Vessel Bridge Facility of $587.2 million for the financing of (a) delivery installments for three of our newbuilding vessels, (b) secondhand vessels, and (c) partial refinancing of the Excel Vessel Bridge Facility;
—	$50.0 million proceeds from the issuance of our senior unsecured notes due 2019;
—	financing fees paid of $6.5 million; and
—	loan regular repayment installments as well as partial prepayment of Excel Vessel Bridge Facility of $174.0 million.

Summary of Selected Data
(TCE rates expressed in U.S. dollars)
	Fourth quarter	Fourth quarter
	2015	2014
Average number of vessels (1)	71.1	50.8
Number of vessels (2)	70	62
Average age of operational fleet (in years) (3)	7.4	9.4
Ownership days (4)	6,447	4,670
Available days (5)	6,388	4,662
Voyage days for fleet (6)	5,587	3,989
Fleet utilization (7)	87.5%	85.6%
Average per day TCE rate (8)	$7,886	$11,384
Average daily OPEX per vessel (9)	$4,104	$4,704
Average daily OPEX per vessel (excl. pre-delivery expenses)	$3,966	$4,378
Average daily Net Cash G&A expenses per vessel (excl. One off items) (10)	$1,140	$1,416

	Year ended	Year ended
	December 31, 2015	December 31, 2014
Average number of vessels (1)	69.4	28.9
Number of vessels (2)	70	62
Average age of operational fleet (in years) (3)	7.4	9.4
Ownership days (4)	25,206	10,541
Available days (5)	24,204	10,413
Voyage days for fleet (6)	21,171	8,948
Fleet utilization (7)	87.5%	85.9%
Average per day TCE rate (8)	$8,063	$12,161
Average daily OPEX per vessel (9)	$4,475	$5,037
Average daily OPEX per vessel (excl. pre-delivery expenses)	$4,233	$4,750
Average daily Net Cash G&A expenses per vessel (10)	$1,134	$1,455

(1)	Average number of vessels is the number of vessels that constituted our operating fleet (including charter-in vessels) for the relevant period, as measured by the sum of the number of days each operating vessel was a part of our operating fleet during the period divided by the number of calendar days in that period.
(2)	As of the last day of the periods reported.
(3)	Average age of operational fleet is calculated as of December 31, 2015 and 2014, respectively.
(4)	Ownership days are the total calendar days each vessel in the fleet was owned by us for the relevant period.
(5)	Available days for the fleet are the ownership and charter-in days after subtracting off-hire days for major repairs, dry docking or special or intermediate surveys and lay-up days, if any.

(6)	Voyage days are the total days the vessels were in our possession or chartered-in for the relevant period after subtracting off-hire days incurred for any reason (including off-hire for major repairs, dry docking, special or intermediate surveys or lay-up days, if any).
(7)	Fleet utilization is calculated by dividing voyage days by available days for the relevant period. Ballast days for which a charter is not fixed are not included in the voyage days for the fleet utilization calculation.
(8)	Represents the weighted average daily TCE rates of our entire fleet. TCE rate is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE rate is determined by dividing voyage revenues (net of voyage expenses and amortization of fair value of above/below market acquired time charter agreements) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., voyage charters, time charters and bareboat charters) under its vessels may be employed between the periods. We included TCE revenues, a non- GAAP measure, as it provides additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, and it assists our management in making decisions regarding the deployment and use of our operating vessels and in evaluating our financial performance.
(9)	Average daily OPEX per vessel is calculated by dividing vessel operating expenses by ownership days.
(10)
Average daily Net Cash G&A expenses per vessel is calculated by deducting (1) the Management fee Income from, and (2) adding the Management fee expense to, the General and Administrative expenses (net of stock based compensation expense) and (3) then dividing with the ownership days.

Unaudited Consolidated Statement of Operations
(Expressed in thousands of U.S. dollars except for share and per share data)	Fourth quarter 2015	Fourth quarter 2014	Year ended December 31, 2015	Year ended December 31, 2014

Revenues:
Voyage Revenues	$64,108	$65,500	$234,035	$145,041
Management Fee Income	46	150	251	2,346
Total revenues	64,154	65,650	234,286	147,387

Expenses:
Voyage expenses	(20,567)	(21,671)	(72,877)	(42,341)
Charter-in hire expense	(893)	-	(1,025)	-
Vessel operating expenses	(26,459)	(21,967)	(112,796)	(53,096)
Dry docking expenses	(1,803)	(484)	(14,950)	(5,363)
Depreciation	(21,849)	(16,640)	(82,070)	(37,150)
Management fees	(2,011)	(35)	(8,436)	(158)
Bad debt expense	-	-	-	(215)
General and administrative expenses	(6,935)	(7,756)	(23,621)	(32,723)
Impairment loss	(287,705)	-	(321,978)	-
Loss on time charter agreement termination	-	-	(2,114)	-
Other operational gain	2	219	592	10,003
Other operational loss	-	-	-	(94)
Loss on sale of vessel	(98)	-	(20,585)	-
Gain from bargain purchase	-	-	-	12,318

Operating income/(loss)	(304,164)	(2,684)	(425,574)	(1,432)

Interest and finance costs	(8,052)	(4,985)	(29,661)	(9,575)
Interest and other income/(loss)	288	174	1,090	629
Loss on debt extinguishment	-	(652)	(974)	(652)
Gain/(Loss) on derivative financial instruments	1,010	(4)	(3,268)	(799)
Total other expenses, net	(6,754)	(5,467)	(32,813)	(10,397)

Income/(Loss) before equity in investee	(310,918)	(8,151)	(458,387)	(11,829)

Equity in income of investee	(89)	77	210	106

Net income/(loss)	$(311,007)	$(8,074)	$(458,177)	$(11,723)

Earnings/(loss) per share, basic	$(1.42)	$(0.08)	$(2.34)	$(0.20)
Earnings/(loss) per share, diluted	$(1.42)	$(0.08)	$(2.34)	$(0.20)
Weighted average number of shares outstanding, basic	219,120,612	97,623,578	195,623,363	58,441,193
Weighted average number of shares outstanding, diluted	219,120,612	97,623,578	195,623,363	58,441,193

Unaudited Consolidated Condensed Balance Sheets

(Expressed in thousands of U.S. dollars)

ASSETS	December 31, 2015	December 31, 2014
Cash and restricted cash	$211,825	$89,352
Other current assets	40,233	45,078
TOTAL CURRENT ASSETS	252,058	134,430

Advances for vessels under construction and acquisition of vessels and other assets	127,910	454,612
Vessels and other fixed assets, net	1,757,552	1,441,851
Long-term investment	844	634
Restricted cash	10,228	10,620
Fair value of above market acquired time charter	254	11,908
Other non-current assets	16,037	8,029
TOTAL ASSETS	$2,164,883	$2,062,084

Long-term debt (including Excel Vessel Bridge Facility)	861,738	811,793
8% 2019 Senior Notes	50,000	50,000
Lease commitments	79,520	-
Other liabilities	38,267	45,989
TOTAL LIABILITIES	1,029,525	907,782

STOCKHOLDERS' EQUITY	1,135,358	1,154,302

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$2,164,883	$2,062,084

Unaudited Cash Flow Data

(Expressed in thousands of U.S. dollars)	Year ended December 31, 2015	Year ended December 31, 2014

Net cash provided by / (used in) operating activities	$(14,578)	$12,819

Net cash provided by / (used in) investing activities	(397,533)	(437,075)

Net cash provided by / (used in) financing activities	534,167	456,708

EBITDA and adjusted EBITDA Reconciliation
We consider EBITDA to represent net income before interest, income taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which we assess our liquidity position, it is used by our lenders as a measure of our compliance with certain loan covenants and because we believe that it presents useful information to investors regarding our ability to service and/or incur indebtedness.
We excluded non-cash gains/losses such as those related to sale of vessels, loss on bad debt, stock-based compensation expense, the write off of the unamortized fair value of above market acquired time charters, impairment losses, the gain from bargain purchase, the equity in income of investee and various non-recurring items, such as the transaction costs incurred in connection with the acquisition of Oceanbulk and the Pappas Companies, to derive adjusted EBITDA. We excluded the above described items to derive adjusted EBITDA, because we believe that these items do not reflect the ongoing operational cash inflows and outflows of our fleet.

The following table reconciles net cash provided by operating activities to EBITDA and adjusted EBITDA:

(Expressed in thousands of U.S. dollars)	Fourth quarter 2015	Fourth quarter 2014	Year ended December 31, 2015	Year ended December 31, 2014
Net cash provided by/(used in) operating activities	$(6,501)	$5,150	$(14,578)	$12,819
Net decrease / (increase) in current assets	4,176	(2,079)	(4,536)	23,507
Net increase / (decrease) in operating liabilities, excluding current portion of long term debt	339	9,756	3,261	(9,709)
Impairment loss	(287,705)	-	(321,978)	-
Loss on debt extinguishment	-	(652)	(974)	(652)
Stock – based compensation	(638)	(998)	(2,684)	(5,834)
Amortization of deferred finance charges	(728)	(243)	(2,732)	(681)
Non-cash effects of derivatives	2,583	(863)	121	(1,717)
Total other expenses, net	6,754	5,467	32,813	10,397
Loss on sale of vessel	(98)	-	(20,585)	-
Write-off of unamortized fair value of above market acquired time charter	-	-	(2,114)	-
Loss on bad debt	-	-	-	(215)
Gain from Hull & Machinery claim	-	-	-	237
Gain from bargain purchase	-	-	-	12,318
Write-off of liability in other operational gain (non-cash gain)	-	-	-	1,361
Equity in income of investee	(89)	77	210	106
EBITDA	$(281,907)	$15,615	$(333,776)	$41,937
Less:
Gain from bargain purchase	-	-	-	(12,318)
Write-off of liability in other operational gain (non-cash gain)	-	-	-	(1,361)
Equity in income of investee	-	(77)	(210)	(106)
Plus:
Stock-based compensation	638	998	2,684	5,834
Impairment loss	287,705	-	321,978	-
Loss on sale of vessel	98	-	20,585	-
Write-off of unamortized fair value of above market acquired time charter	-	-	2,114	-
Loss on bad debt	-	-	-	215
Equity in income of investee	89	-	-	-
Severance cash payment	-	-	-	891
Transaction costs related to Oceanbulk & Pappas companies acquisition	-	28	-	8,473
Adjusted EBITDA	$6,623	$16,564	$13,375	$43,565

Conference Call details:
Our management team will host a conference call to discuss our financial results on Tuesday, March 1st at 11 a.m., Eastern Time (ET).
Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or + (44) (0) 1452 542 301 (from outside the US). Please quote "Star Bulk."
A replay of the conference call will be available until March 8, 2016. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 3128607#.
Slides and audio webcast:
There will also be a simultaneous live webcast over the Internet, through the Star Bulk website (www.starbulk.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.
About Star Bulk
Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk's vessels transport major bulks, which include iron ore, coal and grain and minor bulks which include bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, Greece. Its common stock trades on the Nasdaq Global Select Market under the symbol “SBLK”. On a fully delivered basis, Star Bulk will have a fleet of 76 vessels, with an aggregate capacity of 8.5 million dwt, consisting of Newcastlemax, Capesize, Post Panamax, Kamsarmax, Panamax, Ultramax, Supramax and Handymax vessels with carrying capacities between 45,588 dwt and 209,537 dwt. Our fleet currently includes 72 operating vessels and 11 newbuilding vessels under construction at shipyards in Japan and China. Additionally, the Company has one chartered‐in Supramax vessel, under a time charter expiring in September 2017.
Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by the Company’s management of historical operating trends, data contained in its records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include general dry bulk shipping market conditions, including fluctuations in charterhire rates and vessel values, the strength of world economies the stability of Europe and the Euro, fluctuations in interest rates and foreign exchange rates, changes in demand in the dry bulk shipping industry, including the market for our vessels, changes in our operating expenses, including bunker prices, dry docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, the availability of financing and refinancing, our ability to meet requirements for additional capital and financing to complete our newbuilding program and grow our business, vessel breakdowns and instances of off‐hire, risks associated with vessel construction, potential exposure or loss from investment in derivative instruments, potential conflicts of interest involving our Chief Executive Officer, his family and other members of our senior management, and our ability to complete acquisition transactions as planned.  Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward‐looking statements as a result of developments occurring after the date of this communication.

Contacts
Company:
Simos Spyrou, Christos Begleris
Co ‐ Chief Financial Officers
Star Bulk Carriers Corp.
c/o Star Bulk Management Inc.
40 Ag. Konstantinou Av.
Maroussi 15124
Athens, Greece
Email: info@starbulk.com
www.starbulk.com

Investor Relations / Financial Media:
Nicolas Bornozis
President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661‐7566
E‐mail: starbulk@capitallink.com
www.capitallink.com